April 11, 2008

Re:	Ingram Micro Inc. Form 10-K: For the Year Ended December 29, 2007 Filed February 27, 2008 File No. 001-12203

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen G. Krikorian, Branch Chief - Accounting

Dear Mr. Krikorian:

On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 31, 2008 relating to the above-referenced filings.

I have recited the comments of the Staff in bold type below, and have followed the comments with the response of the Company.  Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.

Form 10-K for the Fiscal Year Ended December 29, 2007

Part I

Item 1.  Business, page 1

Suppliers, page 7

1.
It appears that you have not filed your distribution agreement with Hewlett-Packard (“HP”) as an exhibit, even though you disclose that products purchased from HP accounted for more than one-fifth of your net sales in each of the last three years.  We also note your risk factor disclosure on page 13 that termination of supply or service agreements or a significant change in the terms or conditions of sale from one or more of your significant suppliers could negatively affect your operating margins, revenues or the level of capital required to fund your operations.  Because you appear to be substantially dependent on your relationship with HP,

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

please advise if you considered including in your Form 10-K a description of your contractual arrangements with HP and filing your agreements with that company as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

We disclosed in the Company’s Form 10-K that we have written distribution agreements with many of our suppliers that usually provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute the products.  However, we also note that these supplier agreements are generally short term, subject to periodic renewal, and often contain provisions permitting termination by either party without cause upon relatively short notice.   The Company does not generally have any long-term continuing contracts to buy or sell products or services upon which the Company’s business depends to a material extent.

Although our revenues of HP products have represented 23%, 22%, and 23% of our net sales in fiscal years 2007, 2006 and 2005, respectively, our relationship with HP is comprised of more than 20 separate non-exclusive operative agreements with HP.  These distribution agreements detail the Company’s normal operating relationship with HP to distribute products around the world.  Most of them are relatively short term, and subject to periodic renewal.  None of them are continuing supply contracts whereby HP has agreed to supply specified amounts of products to the Company or whereby the Company has agreed to purchase any minimum amounts of products from HP.  All of them are terminable at will by the Company upon short notice and substantially all of them are also terminable at will by HP with relatively short notice.  In addition, many terms and conditions of these agreements are cross-referenced to an HP website where standard terms and conditions are listed for distribution partners, and which terms and conditions are modifiable solely at HP’s discretion.  These agreements generally provide HP with the right to change schedules to the agreements and implement or change HP policies or distribution programs at its discretion.  Any amendment by HP is automatically deemed part of the Company’s agreement with HP after notice to the Company.

We believe that although the relationship with HP is an important one, these agreements are not long-term firm commitment purchase contracts and are generally terminable at-will with no minimum purchase quantity requirements.  Terms and conditions can be changed at HP’s sole discretion, including through changes to terms and conditions with distribution partners posted on

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

HP’s website.  Accordingly we believe our agreements with HP are not material continuing supply contracts that the Company is required to file as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A.  Risk Factors, page 11

“We may incur material litigation, regulatory or operational costs or expenses...”, page 14

2.
We note your disclosure in this risk factor that you may currently be subject to environmental laws in some of the markets in which you operate which may have a material adverse effect on your business.  Please advise whether you have considered disclosing under Item 1 of your Form 10-K the material effects compliance with such environmental laws may have upon your capital expenditures, earnings and competitive position.  See Item 101(c)(xii) of Regulation S-K.

Our company is subject to numerous instances of national environmental regulatory programs; most notably, the Waste Electrical and Electronic Equipment Directive (the Directive) adopted by countries in the European Union (“EU”).  We disclosed the adoption of the Directive in the notes to our financial statements in our annual report for the year ended December 31, 2005.  Under the Directive, waste management programs are generally administered by the government or a designated contractor with responsible parties paying a waste management fee based on sales of certain products. In many cases, our suppliers are the EU importer of record and they bear the cost of compliance.  In those cases where we are the EU importer of record, up to this point we generally have been able to recover the cost of compliance through a surcharge to our customer at the time of sale.  Thus, to date, compliance with the Directive and other environmental laws has not had a material impact on our results of operations, capital expenditures, or competitive position.  As such, we have not disclosed the impact of these laws in Item 1 of our 10-K.  However, environmental regulation is a developing area internationally and we cannot predict what changes, if any, may occur in the future nor what impact such changes may have on our results of operations, financial position, cash flows or competitive position.  Accordingly, we considered it a relevant risk factor that investors should consider under Item 1A.

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

“Our quarterly results have fluctuated significantly”, page 16

3.
We note your disclosure in this risk factor that your quarterly operating results are affected by seasonal demand for your products and services.  Please advise whether you have considered including a discussion of the seasonal nature of your business under Item 1 of your Form 10-K.  See Item 101(c)(v) of Regulation S-K.

In complying with the requirements to keep the Form 10-K simple, straight-forward and reduce redundancy for its users, management decided not to include a discussion of the seasonal nature of its business in Item 1, but instead, discussed the seasonal variation in demand of the Company’s product and services in Item 1A – Risk Factors, “Our quarterly results have fluctuated significantly,” as well as Item 7 – MD&A, “Quarterly Data; Seasonality.”

In future filings of its Form 10-K, management will include a discussion of the seasonal nature of its business in Item 1 and will make reference to the seasonal variation in demand for the Company’s products and services in Item 1A and Item 7.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

4.
We note your disclosure on page 29 that in the first quarter of 2007 you began presenting sales of vendor warranty service contracts on a net revenue basis compared to gross revenues and costs of sales in prior periods.  Tell us more about this change in accounting policy including the reasons for the change in policy and the supporting authoritative accounting guidance that management used in its conclusion.  Further, tell us what consideration you gave to providing disclosure regarding this change in accounting policy within the notes to consolidated financial statements.

Many of Ingram Micro’s vendors offer extended warranty packages associated with their products.  Most of these warranties are fairly standard in that they offer extended repair or replacement services on the product in question.  As part of Ingram Micro’s sales effort, the Company sells these extended warranties to its customers on behalf of its vendors.  The warranties in question

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

are all offerings of Ingram Micro’s vendors and it is the vendors that are ultimately responsible for providing any service required under the warranties.

In evaluating the gross versus net presentation of revenues associated with these vendor extended warranty service contracts, we followed the guidance of Emerging Issues Task Force No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent (EITF 99-19). In particular, we considered the list of indicators specified in EITF 99-19 for both gross and net reporting, each of which management analyzed in the context of the vendor extended warranty service contracts.  While certain of the indicators lean toward gross reporting to be appropriate in this case, the predominance of indicators, including several of the indicators cited in EITF 99-19 as being stronger than others, lead to a conclusion that net revenue reporting is more appropriate in this case.  Most importantly and as described below, the determination of primary obligor, general inventory risk and ability to make changes to the product or service are all indicators that point toward net revenue reporting as more appropriate.

Primary obligor – Although Ingram Micro works with its customers to help them understand the different warranty package offerings available and what may be best in their circumstance, the ultimate servicing of the warranty is the responsibility of the vendor.  If and when a claim is made under a warranty contract, the ultimate customer contacts the vendor to obtain service under the contract.  Once the initial sale of the warranty contract is completed, Ingram Micro has no further obligation under the warranty contract.

General inventory risk – Because warranty contracts are a service, there is no general inventory risk to Ingram Micro.  There are a variety of different warranty contract options that may be offered by a vendor.  When a customer selects a warranty contract to purchase, Ingram Micro facilitates the sale by informing the vendor of the warranty contract sale and handles billing and collections for the warranty sale.  As noted above, no further obligation exists on the part of Ingram Micro to satisfy the obligation of the warranty contract.

Changes to the product or performance of part of the service – Ingram Micro, in no way, changes the product or performs any of the services associated with the extended warranty contracts in question.

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

In 2007, the Company’s vendor extended warranty sales would have represented approximately 1.5% of consolidated net sales if recognized on a gross basis.  The sale of these extended warranty contracts was slightly more significant in 2007 than in prior years (in each of the prior three years, gross warranty contract sales  represented approximately 1% or less of consolidated net sales) and management expects continued growth in this offering going forward.  As a result, management conducted a more thorough analysis of the extended warranty contract sales in the context of EITF 99-19 as described above.  Because such sales were not material to prior periods and a net revenue presentation has no impact on gross profit, operating income, net income or earnings per share, management has concluded warranty contract sales should be presented on a net reporting basis prospectively, beginning in the first quarter of fiscal 2007. This change did not represent a change in accounting method; rather it was a prospective reporting correction for an item that management deemed immaterial for all prior periods.  As such, the Company did not disclose a change in accounting method in the footnotes to the consolidated financial statements and has not revised prior periods for the correction.  The Company has also disclosed, in its significant accounting policy footnote on revenue recognition, that certain sales relationships represent an agency relationship under EITF 99-19 (see page 45 of the Company’s 2007 Form 10-K).

The disclosure in the MD&A was included to help the reader better understand the impact on year-over-year trends in geographic segment revenue growth because of this prospective change in reporting.  The classification of warranty contract sales on a net basis beginning in 2007 had an approximate impact on year-over-year revenue comparisons of 4% for the North America geographic segment.  Impacts in other regions were de minimis and the impact on consolidated year-over-year revenue comparisons was less than 2%.

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

Notes to Consolidated Financial Statements, page 45

Note 2 – Significant Accounting Policies, page 45

Cash and Cash Equivalents, page 46

5.
Tell us more about your book overdrafts disclosed on page 46.  In this regard, confirm whether this overdraft represents outstanding checks in excess of funds on deposit with the bank rather than an actual bank overdraft.  If so, tell us what consideration you gave to presenting changes in book overdrafts within operating activities on the consolidated statement of cash flows.  That is, explain why the changes are not presented as an operating activity since you have included the overdraft in the accounts payable line item.  Further, tell us what consideration you gave to separately presenting the overdraft on the face of the consolidated balance sheet.

Management confirms that the book overdrafts referred to on page 46 represent the outstanding checks in excess of funds on deposit in the respective bank accounts. Factors considered in determining that the book overdrafts should be reflected as a financing activity in the consolidated statement of cash flows included the Company's explicit and implicit banking arrangements. Although only a few of the Company's banking arrangements contain explicit links to overdraft credit facilities, in practice checks presented for payment would most likely be honored by the banking institutions with minimal further action required by the Company given the banking relationships established and developed through the years and the size of the Company's operations. Given this practice, the checks presented for payment would most likely be immediately payable, which in substance would make the "book" overdraft, a "bank" overdraft because the bank could turn presented checks into legal liabilities without significant further action by the Company. Given the facts and circumstances, management determined that the presentation of these overdrafts as financing activities was the most appropriate treatment.

In determining whether to separately disclose book overdraft balances on the face of the balance sheet, management considered the guidance of S-X Article 5 and the overall materiality of the overdraft balances.  At December 29, 2007 and December 30, 2006, the book overdraft amounted to $326.0 million and $284.2 million, respectively, or 6.4 % and 6.3 % of total current liabilities, respectively. Given the relative materiality and nature of these balances,

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

management concluded that disclosure in the notes to the consolidated financial statements was appropriate and that presentation on the face of the consolidated balance sheet was not warranted.

Goodwill, page 46

6.
We note your reference to the valuation that was used to value the intangible assets and deferred revenue acquired in business combinations.  Please note that when you refer to an independent valuation specialist you should disclose the specialist’s name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent.  Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Management utilizes a third party valuation firm to assist in its annual goodwill impairment test.  The valuation firm assists management in the preparation of the discounted cash flow models to value its reporting units.  The valuation firm also assists in obtaining external data for comparative market analyses and compilation of similar transactions as corroboration of the overall valuation test, as required by Statement of Financial Accounting Standards No. 142.  However, all Company-specific data and analytics are prepared by Ingram Micro and Ingram Micro management takes full responsibility for this data, the cash flow models, the related analytics, and the ultimate results of the valuation work and any indicated impairment that may come from that work.

Management understands the requirements of SEC Rule 436(b) of Regulation C.  In future filings, the Company will omit reference to use of experts with respect to its goodwill impairment evaluation unless the level of such work constitutes an engagement on which the valuation firm is providing an opinion and to which it can provide its consent to be named as an expert.

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
April 11, 2008

* * * * *

Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely, /s/ Larry C. Boyd
Larry C. Boyd Senior Vice President, Secretary and General Counsel

cc:
Jason Niethamer (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Alan Denenberg (Davis Polk & Wardwell)
William D. Humes (Ingram Micro)
Michael Zilis (Ingram Micro)
Lily Y. Arevalo (Ingram Micro)